HEMOSENSE, INC.

651 RIVER OAKS PARKWAY

SAN JOSE, CA 95134

June 13, 2005

Via EDGAR Transmission and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, NE

Washington, DC 20549

Fax: (202) 772-9218

Attention: Mary Beth Breslin

Re:	HemoSense, Inc. (File No. 333-123705)
Acceleration Request

Dear Ms. Breslin:

Per the request of the Commission, and in connection with the Hemosense, Inc. (the “Company”) request for acceleration of the effective date of its pending registration statement, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James D. Merselis
James D. Merselis
President and Chief Executive Officer

cc:	David J. Saul
David W. Pollak